AB
3/10

08029442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 65466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deson & Co.

OFFICIAL USE ONLY
122129
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Sean Deson 945 Encorvado Street
(No. and Street)

Las Vegas NV 89138
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner 303-795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 Larkspur CA 94939
(Address) (City) (State) (Zip Code)

Mail Processing
Section
FEB
MAR -3 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sean Deson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deson & Co., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
K. PRESSLER
No: 04-87155-1
My Appointment Expires Feb. 1, 2012

Signature

President
Title

K Pressler
Notary Public Acknowledged on Feb. 25, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☑ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deson & Co.

Financial Statements

and Supplemental Information

Years ended December 31, 2007 and 2006

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
Deson & Co.

We have audited the accompanying statement of financial condition of Deson & Co., as of December 31, 2007 and 2006, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Deson & Co. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deson & Co. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 15, 2008

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

Deson & Co.
Statement of Financial Condition
December 31, 2007 and 2006

Assets

	2007	2006
Current assets		
Cash and cash equivalents	$ 77,081	$ 188,926
Accounts receivable	-	-
Prepaid expenses	75	75
Total current assets	77,156	189,001
Furniture and equipment, at cost	20,522	20,522
Less accumulated depreciation	(20,522)	(20,522)
Net furniture and equipment	-	-
Total assets	$ 77,156	$ 189,001

Liabilities and Stockholder's Equity

	2007	2006
Current liabilities		
Accounts payable and accrued liabilities	$ 2,500	$ 4,000
Advance from stockholder	-	9,644
Total current liabilities	2,500	13,644
Stockholder's equity		
Common stock	2,500	2,500
Retained earnings	72,156	172,857
Total stockholder's equity	74,656	175,357
Total liabilities and stockholder's equity	$ 77,156	$ 189,001

See accompanying notes

Deson & Co.
Statement of Operations
Years ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions and fees	$ 15,408	$ 25,000
Other income	35,000	-
Interest income	2,076	7,887
Total revenues	52,484	32,887
Expenses		
Regulatory fees and taxes	725	1,819
Vehicle and travel expenses	73,299	55,127
Professional fees	24,934	28,585
Data services, communications and other charges	3,164	1,648
Rent, office and other expenses	51,449	93,320
Total expenses	153,571	180,499
Net loss	$ (101,087)	$ (147,612)

See accompanying notes

Deson & Co.
Statement of Stockholder's Equity
Years ended December 31, 2007 and 2006

	Common stock	Retained earnings	Total stockholder's equity
Balances, December 31, 2005	$ 2,500	$ 319,569	$ 322,069
Net loss	-	(147,612)	(147,612)
Stockholder contribution	-	900	900
Balances, December 31, 2006	2,500	172,857	175,357
Net loss	-	(101,087)	(101,087)
Stockholder contributions	-	8,886	8,886
Distributions to stockholder	-	(8,500)	(8,500)
Balances, December 31, 2007	$ 2,500	$ 72,156	$ 74,656

See accompanying notes

Deson & Co.
Statement of Cash Flows
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net loss	$ (101,087)	$ (147,612)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in prepaid expenses	-	75
Increase (decrease) in accounts payable	(1,500)	(13,354)
Net cash used by operating activities	(102,587)	(160,891)
Cash flows from investing activities		
Purchase of furniture and equipment	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities		
Loan from stockholder	(9,644)	9,644
Contributions from stockholder	(8,500)	-
Distributions to stockholder	8,886	900
Net cash provided (used) by financing activities	(9,258)	10,544
Net decrease in cash and cash equivalents	(111,845)	(150,347)
Cash and cash equivalents, beginning of year	188,926	339,273
Cash and cash equivalents, end of year	$ 77,081	$ 188,926

See accompanying notes

Deson & Co.
Notes to Financial Statements
December 31, 2007

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of Deson & Co. (the Company). The Company is wholly owned by Sean Deson.

The Company was incorporated in New York on January 11, 1999. In 2004 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD").

Nature of operations

The Company provides investment consulting services.

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Commissions and fees are recorded when billed, subject to an allowance for uncollectible and/or contingent amounts.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in checking and money market accounts, all available on demand.

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the accelerated methods, including bonus first year amounts, over an estimated useful life of five years. The Company generally capitalizes additions of $1,000 or more.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to federal taxes on income. Instead, the stockholder include his respective share of the Company's taxable income in his individual income tax returns.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Transactions with affiliated companies

The Company utilizes services and business facilities in common with other companies or activities of its owner. The Company pays for its estimated share of common costs.

Note 3 – Advance from stockholder

The advance from stockholder is unsecured, non interest bearing and due on demand.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2007, the Company had net capital, as defined under the Rule, of $74,581, which exceeded the minimum requirement of $5,000 by $69,581. The Company's aggregate indebtedness, as defined under the Rule, was $2,500.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Deson & Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2007

Balance, December 31, 2006	$	-
Increases (decreases)		-
Balance, December 31, 2007	$	-

Deson & Co.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007

Net Capital	
Total stockholder's equity	$ 74,656
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Prepaid expenses	(75)
Furniture and equipment	(-)
Net capital	$ 74,581
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 2,500
Computation of Basic Net Capital Requirement	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ 167
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 69,581
Percentage of aggregate indebtedness to net capital	0.03%

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2007

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Deson & Co.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Deson & Co.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Deson & Co.

In planning and performing our audit of the financial statements of Deson & Co. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2007, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 15, 2008

END